Filed pursuant to Rule 253(g)(2)

File No. 024-12394

SUPPLEMENT NO. 1 DATED JUNE 26, 2024

TO OFFERING CIRCULAR DATED FEBRUARY 27, 2024

Fanbase Social Media, Inc.

976 Jefferson Street, NW Suite I

Atlanta, Georgia 30318

www.fanbase.app

EXPLANATORY NOTE

This Supplement No. 1 to the Offering Circular should be read in conjunction with the Offering Circular dated February 27, 2024 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular can be found HERE.

Fanbase Social Media, Inc. (the “company”) has recently filed its special financial report on Form 1-K, which contains the audited financial statements for the fiscal year ending on December 31, 2023. The Form 1-K can be found HERE.